PALMETTO ADVISORY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	9,670
Commissions receivable		9,501
Other assets		185
TOTAL ASSETS	$	19,356

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	2,500
Total liabilities		2,500
MEMBERS' EQUITY:		
Total Equity		16,856
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	19,356

See notes to financial statements.